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Direct Dial:  (219)455-3917
Facsimile:   (219)455-5135

January 17, 2001

VIA EDGAR

Keith Carpenter, Esq.
Branch Chief
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Re:      Withdrawal Request

Dear Mr. Carpenter:

     Please consider this letter an application to the Securities and Exchange Commission (the "Commission") pursuant to Rule 477 under the Securities Act of
1933,  as  amended  (the "Securities Act"),   requesting   withdrawal  of  the
Registration Statement on Form N-4 for Lincoln Life Variable Annuity Account N ChoicePlus XL (File No. 333-62819), EDGAR accession number 0001047469-98-033629 filed with the Commission via EDGAR on September 3, 1998, under the Securities Act.

     Management   has   determined   that  the  product   offered   through  the
above-referenced registration statement will not be offered. Accordingly, we are respectfully requesting withdrawal of this registration statement.

     Please accept our apologies for whatever inconvenience this may have caused. If you should have any questions or comments, please contact the undersigned at (219) 455-3917 or Kimberly J. Smith at Sutherland, Asbill & Brennan LLP at (202) 383-0314.

Sincerely,

/s/ Mary Jo Ardington

Mary Jo Ardington
Counsel

cc:      Kimberly J. Smith, Esq.